UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’ s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒    Form20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 24, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE 2019 ANNUAL GENERAL MEETING

  The Board hereby announces the poll results of the AGM held in Shanghai, the PRC on Tuesday, 23 June 2020.

Reference is made to the notice dated 7 May 2020 (the “Notice”) regarding the 2019 annual general meeting of China Eastern Airlines Corporation Limited (the “Company”) held on Tuesday, 23 June 2020 (the “AGM”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at Conference Room AB on 21st Floor, Cadick Building, No. 212 Jiangning Road, Jing’an District, Shanghai, the PRC ( 中國上海市靜安區江寧路 212 號凱迪克大廈 21 樓AB 會 議 室 ) on Tuesday, 23 June 2020. Shareholders of the Company representing 11,644,605,041 shares of the Company (the “Share”) were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

There was no Share entitling the shareholders of the Company to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Each resolution proposed for approval at the AGM was taken by poll.

Ernst & Young, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2019.”	11,643,719,771 (99.9971%)	128,100 (0.0011%)	215,300 (0.0018%)

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2019.”	11,643,762,371 (99.9971%)	127,650 (0.0011%)	215,200 (0.0018%)

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2019.”	11,643,662,521 (99.9962%)	228,100 (0.0020%)	215,200 (0.0018%)

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2019.”	11,644,170,191 (99.9963%)	425,850 (0.0037%)	9,000 (0.0000%)

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2020.”	11,643,999,091 (99.9960%)	451,450 (0.0039%)	9,000 (0.0001%)

6.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:	11,495,853,765 (98.7226%)	148,585,176 (1.2760%)	163,000 (0.0014%)

Agreed the Board to issue debt financing instruments in one or multiple tranches within the limits of bonds issuable under the requirements of applicable laws, upon obtaining general and unconditional mandate from the general meeting:

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(a)   Type of debt financing instruments: debt financing instruments include but not limited to corporate bonds, super short-term commercial papers, short-term commercial papers, medium term notes, bonds denominated in offshore Renminbi or US Dollars or other currencies, asset-backed securities, enterprise bonds, perpetual bonds or other onshore and offshore debt financing instruments issuable upon approval by or filing with the China Securities Regulatory Commission, Securities Association of China and other relevant authorities in accordance with relevant regulations. However, bonds issued and/or debt financing instruments adopted under this mandate shall not include bonds that are convertible to shares of the Company.

(b) Issuer: the Company and/or its wholly-owned or controlled subsidiaries. The actual issuer shall be determined by the Board according to the needs of issuance.

(c)   Issuance size: the amount of debt financing instruments permitted to be issued under this mandate shall fall within the outstanding balance available for issuance of such type of instruments under the requirements of applicable laws. The actual issuance size shall be determined by the Board according to funding requirements and market conditions.

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(d)   Term and type: save for perpetual bonds, not more than 15 years and may have single or multiple maturities. The actual term and issuance size of each type of the debt financing instruments shall be determined by the Board according to relevant requirements and market conditions.

(e)   Use of proceeds: the proceeds raised from the issuance are expected to be used in ways which are in accordance with the requirements of laws and regulations, such as to fund the production and operation needs of the Company, to adjust the debt structure, to supplement working capital and/or to make project investment. The actual use of proceeds shall be determined by the Board according to funding requirements.

(f) Effective period of the mandate: one year from the date of approving this resolution at the general meeting of the Company.

Where the Board and/or its authorised representatives have, during the effective period of the mandate, decided the issuance, and provided that the Company has also, during the effective period of the mandate, obtained the approval or permission from or registration with regulatory authorities on the issuance, the Company may, during the effective period of such approval, permission or registration, complete the issuance.

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(g)   Guarantees and other arrangements: the guarantees and other credit enhancement arrangements shall be determined based on the features of the onshore and offshore debt financing instruments and the issuance needs in accordance with the laws.

(h)   Target subscribers and arrangements on placement to shareholders of the Company: the target subscribers shall be the investors who meet the conditions for subscription in accordance with the requirements of laws and regulations. The specific target subscribers shall be determined in accordance with relevant laws, the market conditions and other specific matters related to the issuance.

(i) Authorisation to the Board

The Board proposes to the general meeting to grant the general and unconditional mandate to the Board for the following purposes, after taking into account of the specific requirements of the Company and other market conditions:

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(i)  to confirm the issuer, type, actual type, actual terms and conditions and other matters in relation to the issuance, including but not limited to the actual issuance size, actual aggregate amount, currency, issuance price, interest rate or methods of determining interest rate, issuance place, timing of issuance, term, whether to issue on multi-tranche issuances, number of tranches of issuance, whether to incorporate terms of repurchase or redemption, rating arrangement, guarantees and other arrangements, term of repayment of principal and payment of interest, use of proceeds and underwriting arrangement, etc.

(ii)  to undertake actions and procedures necessary and ancillary to each, including but not limited to the engagement of intermediary agencies to deal with procedures such as applying approval from, registering and filing with relevant regulatory authorities relating to the issuance on behalf of the Company, sign all legal documents necessary and relating to the issuance, and handle other matters such as, repayment of principal and payment of interest during the duration and trading and circulation.

(iii) to approve, confirm and ratify the aforementioned actions and procedures given the Company has taken any of the actions and procedures in respect of any issuance.

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(iv) to make relevant adjustments to relevant matters relating to actual proposal for issuance within the scope of the mandate granted to the Board according to the advice of regulatory authorities or the then prevailing market conditions in the event of changes in the issue policy of regulatory authorities or market conditions, unless re-approval at the general meeting of the Company is otherwise required pursuant to the relevant laws, regulations and the Articles of Association.

(v) to decide and deal with relevant matters relating to the listing of issued debt financing instruments upon the completion of issuance.

(vi) to approve, sign and dispatch announcements and circulars relating to the issuance to disclose relevant information according to the applicable regulatory rules at the places of listing of the Company.

(vii) to adjust the currency structure and interest rate structure of bonds within the duration of the bonds according to market conditions.

(viii) to assign the aforementioned mandate to other candidates whom the Board finds appropriate.”

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

7.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:	11,428,922,534 (98.1478%)	215,515,157 (1.8508%)	163,100 (0.0014%)

(a)   Under the premise of the following conditions, the Board is granted unconditional and general mandate and is agreed to further authorise the management of the Company to deal with, at its sole discretion, relevant matters in connection with the issuance of shares of the Company during the relevant period (as defined below), in accordance with the Company’s specific needs, other market conditions and the conditions below:

(i)  The Board approves the Company to, either separately or concurrently, issue, allot and deal with, or conditionally or unconditionally agree to, either separately or concurrently, issue, allot or deal with the domestic shares (“A shares”) and overseas-listed foreign shares (“H shares”) of the Company for not more than 20% of the A shares and H shares of the Company at the date of this resolution being considered and approved at the general meeting, respectively; and approves the Company to determine the number of A shares and/or H shares to be issued, allotted or dealt with within such limit, under the premise of item (iii) of this article;

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(ii)  The Board formulates and implements specific issuance plans, including but not limited to the class of new shares to be issued, the pricing methods and/or the issuance price (including the price range), number of shares to be issued, target subscribers, use of proceeds, etc., determines the timing of issuance, period of issuance and whether to place to existing shareholders;

(iii)   The Board approves, signs, amends and performs or facilitates to sign, perform and amend all documents, indentures and matters it finds related to any issuance, allotment or dealing of A shares and/or H shares pursuant to the exercise of the aforementioned general mandate; and

(iv) The Board only exercises the aforementioned power pursuant to the Company Law of the People’s Republic of China (as amended from time to time) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or all applicable laws, regulations and rules of any other government or regulatory authorities. The Company can complete the issuance only after obtaining approvals from China Securities Regulatory Commission and/or any other relevant Chinese government authorities.

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(b)   In respect of this special resolution, the general mandate shall not exceed the relevant period. Yet, if the Board has resolved to issue during the relevant period, the Company can complete the issuance under such mandate upon the completion of approval from relevant Chinese government authorities. “Relevant period” refers to the date from the passing of this special resolution to the following dates, whichever is earlier:

(i) from the date when this special resolution is passed until the conclusion of the next AGM of the Company;

(ii) from the date when this special resolution is passed until the expiry of 12 months since then; and

(iii) the date of the passing of the special resolution by the shareholders of the Company at the general meeting revoking or varying the general mandate given to the Board by this resolution.

(c)   Decision is made to authorise the Board to increase the registered capital of the Company under the premise of separate or concurrent issuance of shares in paragraph (a) of this special resolution, to show that the Company is authorised to issue shares under paragraph (a) of this special resolution. Decision is also made to authorise the Board to amend the articles of association it finds appropriate and necessary, to show the increase in the registered capital of the Company; and to undertake necessary actions and other necessary procedures to achieve the separate or concurrent issuance of shares under paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

*

The percentage of voting is based on the total number of Shares held by shareholders of the Company present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes, and all of the ordinary resolutions were passed by half or more of votes.

Note:

The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

PROFITS DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2019 AND CLOSURE OF REGISTER OF MEMBERS

2019 Profit Distribution for the year ended 31 December 2019

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that the Company will distribute a dividend of RMB0.050 per Share (tax inclusive) in cash (the “Final Cash Dividend”) for the year ended 31 December 2019. Based on the total share capital of 16,379,509,203 Shares of the Company, the total amount of cash dividend would be approximately RMB819 million (tax inclusive). Details of the distribution of 2019 final profits by the Company to holders of H Shares are set out below:

The Company will pay the Final Cash Dividend of RMB0.050 per Share (equivalent to HK$0.055 per Share) (tax inclusive) for the year ended 31 December 2019. The Final Cash Dividend will be paid to shareholders of the Company whose names appear on the register of members of the Company after the close of trading hours of the Hong Kong Stock Exchange on Wednesday, 15 July 2020.

The Final Cash Dividend payable to the shareholders of the Company shall be denominated and declared in Renminbi. The Final Cash Dividend payable to the holders of A Shares shall be paid in Renminbi while the Final Cash Dividend payable to the holders of H Shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated based on the average benchmark exchange rate of Renminbi against Hong Kong dollars announced by the People’s Bank of China for the calendar week prior to the declaration of the Final Cash Dividend at the AGM (RMB0.91431 is equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Cash Dividend declared for payment to holders of H Shares. The Receiving Agent will pay the Final Cash Dividend on Thursday, 6 August 2020. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk. All holders of A Shares registered on China Securities Depository and Clearing Corporation Limited after the close of trading hours of the Shanghai Stock Exchange as at Wednesday, 5 August 2020 will be entitled to receive the Final Cash Dividend. The Final Cash Dividend is expected to be paid to the holders of A Shares on or around Thursday, 6 August 2020.

Closure of Register of Members

In order to determine the holders of H Shares who are entitled to receive the Final Cash Dividend, the register of holders of H Shares will be closed from Friday, 10 July 2020 to Wednesday, 15 July 2020 (both days inclusive). In order to be entitled to receive the Final Cash Dividend, holders of H Shares whose transfers have not been registered must lodge the transfer documents and the relevant share certificates at Hong Kong Registrars Limited, the Company’s H share registrar, no later than 4:30 p.m. on Thursday, 9 July 2020.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the Enterprise Income Tax Law of the People’s Republic of China (Revised in 2017) (《中華人民共和國企業所得稅法 (2017 年修訂 )》) and the Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法實施條例》) and the Notice on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares (Guo Shui Han [2008] No. 897) (《關於中國居民企業向境外 H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》 (國稅函 [2008]897 號 )) promulgated by the State Administration of Taxation of the PRC on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes Shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax treaties (arrangements), upon receipt of any dividends.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit a legal opinion that verifies its resident enterprise status issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm) to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 9 July 2020. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the People’s Republic of China.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui [1993] No. 045 (Guo Shui Han [2011] No. 348) (《國家稅務總局關於國稅 [1993]045 號文件廢止後有關個人所得稅徵管問題的通知》( 國稅函 [2011]348 號 )) promulgated by the State Administration of Taxation of the PRC on 28 June 2011, when non- foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui [1994] No. 020) (《關於個人所得稅若干政策問題的通知》( 財稅[1994]020 號 )) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders of the Company when the Company distributes the Final Cash Dividend to overseas individual shareholders of the Company whose names appear on the register of members of H Shares of the Company.

Profit Distribution to Investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend income tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The Final Cash Dividend to the investors of Northbound Trading is expected to be paid on or around Thursday, 6 August 2020. The record date and other arrangements for the investors of Northbound Trading will be the same as those for the holder of A Shares of the Company.

Profit Distribution to Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into the Agreement on Distribution of Cash Dividends of H Shares for Southbound Trading (《港股通 H 股股票現金紅利派發協議》) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H Shares of Southbound Trading will be paid in Renminbi. Pursuant to the relevant requirements under the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》 ( 財稅 [2014]81 號 )), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The Final Cash Dividend is expected to be paid to the investors of Southbound Trading on or around Thursday, 6 August 2020. The record date and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

Profit Distribution to Investors of Shenzhen-Hong Kong Stock Connect

For investors of the Shenzhen Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on the Hong Kong Stock Exchange (the “Shenzhen-Hong Kong Stock Connect”), the Company has distributed the dividends in Renminbi through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such Shares. The Company will withhold income tax at the rate of 20%. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Company Limited for tax credit relating to the withholding tax already paid abroad. For dividends received by domestic securities investment funds from investing in the H Shares of the Company through Shenzhen-Hong Kong Stock Connect, the Company will withhold individual income tax in the same way in accordance with the foregoing requirements. For dividends received by domestic enterprise investors from investing in the H Shares of the Company through Shenzhen-Hong Kong Stock Connect, the Company will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The Final Cash Dividend to the investors of Shenzhen-Hong Kong Stock Connect is expected to be paid on or around Thursday, 6 August 2020. The record date and other arrangements for the investors of Shenzhen-Hong Kong Stock Connect will be the same as those for the holders of H Shares of the Company.

All investors are reminded to read this announcement carefully. Shareholders of the Company are recommended to consult their taxation advisors regarding PRC, Hong Kong and other tax implications arising from their holding and disposal of H Shares of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 23 June 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).